Robert Maclellan

- Currently retired, serving on a limited number of boards.
- RimRiser Advisor & Board Member
- Personal advisor to Aaron

Previous companies:
- Founder and Chairman of the Board for Pacific Coast Restaurants 1988-2008.
- Advisor & Board Member for Stormwater Management Sold to Contech for $77M 19X return to investors
- Founder of Pacific Coast Restaurants Sold for $70M
- Taco Bell
- Photomat

Master of business Harvard, but he never tells anyone he went to Harvard.